ZHONGPIN INC.
                                21 CHANGSHE ROAD
                          CHANGGE CITY, HENAN PROVINCE
                         THE PEOPLE'S REPUBLIC OF CHINA



                                                              March 30, 2006


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:     Ms. Tia Jenkins
               Office of Emerging Growth Companies


                  Re: ZHONGPIN INC. (FORMERLY STRONG TECHNICAL, INC.) CURRENT REPORT ON FORM 8-K
                           FILED ON FEBRUARY 2, 2006
                           FILE NO. 333-112111
                           -----------------------------------------------

Ladies and Gentlemen:

         In response to the Staff's letter dated March 16, 2006 relating to the Current Report on Form 8-K, dated January 30, 2006 (the "Current Report"), of Zhongpin Inc. (formerly known as Strong Technical, Inc.) ("we", "us" or "our company"), we hereby file by EDGAR transmission (i) our responses to the Staff's comments and (ii) an amendment on Form 8-K/A to the Current Report (the "Amended Current Report"). The numbered responses below correspond to the numbered paragraphs of the Staff's letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Current Report.

                                    RESPONSES

         1. In response to this comment, we have revised the interim unaudited financial statements of Henan Zhongpin Food Share Company Limited (as the acquired business) for the three and nine months ended September 30, 2005 to include the consolidated statements of income and cash flows for the comparable periods of the preceding year. The revised financial statements are included in the Amended Current Report.

         2. In response to this comment, we have revised our pro forma consolidated balance sheet and pro forma statement of income to reflect the shares of common stock and preferred stock outstanding after giving effect to the merger. Please note that we effected a one-for-35.349

Ms. Tia Jenkins
Securities and Exchange Commission
March 30, 2006
Page 2



reverse stock split on February 16, 2006. Pro-forma earnings per share have been included to show the effects of the reverse split and a reconciliation of the numerators and denominators used in earnings per share calculations has been included. The revised pro forma consolidated balance sheet and pro forma statement of income are included in the Amended Current Report.

         3. In response to this comment, we have revised our pro forma consolidated balance sheet to include a column that shows the immediate effect of the issuance of our Series A convertible preferred stock and common stock purchase warrants. The requested explanatory note has been included as Note 3 to our unaudited pro forma consolidated financial statements.

         4. Section 2 of the form of warrant attached as Exhibit 10.18 to the Current Report does not allow for net cash settlement by our company. As a result, we believe we correctly accounted for the warrants as equity in the financial statements included in the Current Report.

         The warrant provides that if the warrant holder delivers an exercise form and we fail to timely deliver the warrant shares issuable pursuant to such exercise form, we will be required to pay a penalty in cash. However, this potential cash payment is not in settlement of the warrant. The last two sentences of Section 2 of the warrant state that, in addition to our payment of a cash penalty for failure to deliver the warrant shares, we shall "(2) at the option of the Holder, either reinstate the number of the Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder." Thus, there is no provision for settlement of the warrants in cash under Section 2 of the warrant. The warrants will either continue to exist as warrants or be settled by the issuance and delivery of the underlying shares of common stock. Accordingly, we believe we correctly accounted for the warrants as equity, rather than as a liability.

         5. After consultation with our independent accountants, we believe the terms and conditions of the Series A convertible preferred stock (the "Series A Preferred") are more akin to an equity instrument than a debt instrument. The following is a summary of the relevant features of the Series A Preferred:

         DIVIDENDS. The holders of the Series A Preferred are entitled to receive, when and as declared by the Board of Directors, dividends in such amounts as may be determined by the Board of Directors from time to time out of funds legally available therefor. No dividends (other than those payable solely in shares of common stock) will be paid to the holders of common stock until there shall have been paid or declared and set apart during that fiscal year for the holders of the Series A Preferred a dividend in an amount per share that the holders would have received for the shares of common stock issuable upon conversion of their shares of Series A Preferred.

Ms. Tia Jenkins
Securities and Exchange Commission
March 30, 2006
Page 3



         PREFERENCE ON LIQUIDATION. In the event of merger, consolidation or sale of all or substantially all of our assets or other liquidation, holders of the Series A Preferred shall have a priority in payment over all other classes of stock. In any of such events, the Series A Preferred would be entitled to receive the greater of (i) the original purchase price of the Series A Preferred or (ii) the amount the holder would receive if he converted all of his Series A Preferred into shares of common stock.

         VOTING. The holder of each share of Series A Preferred (i) shall be entitled to the number of votes with respect to such share equal to the number of shares of common stock into which such share of Series A Preferred could be converted on the record date for the subject vote or written consent (or, if there is no such record date, then on the date that such vote is taken or consent is effective) and (ii) shall be entitled to receive notice of any stockholders' meeting in accordance with our Bylaws.

         APPOINT AND ELECT A DIRECTOR. So long as the number of shares of common stock issuable upon conversion of the outstanding shares of Series A Preferred is greater than 10% of the number of outstanding shares of common stock (on a fully diluted basis), the holders of record of the shares of Series A Preferred, exclusively and as a separate class, shall be entitled to elect one (1) of our directors.

         CONVERSION RIGHT. The holder may convert each share of Series A Preferred into common stock at an initial conversion price of $0.113157 ($2.00 after giving effect to the reverse stock split). The conversion price will be adjusted for stock dividends, stock splits and similar events.

         AUTOMATIC CONVERSION. Each share of Series A Preferred will be automatically converted into shares of common stock at the conversion price then in effect if (i) we consummate an underwritten public offering of our common stock for net proceeds to us of at least $30 million, (ii)(A) the closing price of the common stock equals or exceeds $0.2828934 ($10 after giving effect to the reverse stock split) for the twenty (20) consecutive-trading-day period ending within two (2) days of the date on which we provide notice of such conversion and (B) either a registration statement registering for resale the shares of common stock issuable upon conversion of the Series A Preferred has been declared effective and remains effective and available for resale for the twenty
(20)-day period, or Rule 144(k) under the Securities Act of 1933 is available for the resale of such shares, or (iii) by consent of at least 67% of the then-outstanding shares of Series A Preferred.

         PROTECTIVE PROVISIONS. So long as at least 1,750,000 shares of Series A Preferred are outstanding (subject to adjustment for stock splits, combinations and the like), the holders of a majority of the outstanding Series A Preferred shall be required (in addition to any consent or approval otherwise required by law) for us to take certain actions, including (1) the liquidation, dissolution or winding up of our company, (2) any amendment, alteration or repeal of any

Ms. Tia Jenkins
Securities and Exchange Commission
March 30, 2006
Page 4



provision of our certificate of incorporation so as to affect the rights, preferences or privileges of the Series A Preferred, (3) the creation of a new class of preferred stock or an increase in the number of shares of Series A Preferred that can be issued, or (4) the purchase or redemption, or payment or declaration of any dividend on, or the making of any distribution on, any securities junior in priority to the Series A Preferred; or (5) making any change in the size of our Board of Directors.

         We believe the terms of our Series A Preferred are distinguishable from the terms of the typical cumulative fixed-rate preferred stock. Furthermore, our Series A Preferred has no provision for cash redemption except in the case of liquidation, merger or consolidation, at which time common stockholders will also be entitled to cash redemption. Our Series A Preferred is participating, perpetual preferred stock that may be converted into shares of common stock at the option of the holder and must be converted into common stock under certain conditions. After taking such factors into consideration, it is the opinion of management that our Series A Preferred is more akin to equity than debt. Accordingly, we recorded no liability for the issuance of our Series A Preferred.

                            ------------------------

         We acknowledge that (i) we are is responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe that we have fully responded to the comments of the Commission. If the Commission has any questions or further comments, we respectfully request that such comments be directed to the undersigned. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.


                                             Very truly yours,


                                             /s/ Xianfu Zhu
                                             ------------------------
                                             Xianfu Zhu
                                             Chief Executive Officer



cc:  Child, Van Wagoner & Bradshaw, PLLC
     Pryor Cashman Sherman & Flynn LLP